Exhibit 99.2

PRESS RELEASE

GERDAU announces that the Board of Directors of its listed companies held a meeting on March 20, 2007, and determined that the external auditors be replaced, in compliance with Instructions CVM 308/99 and 358/02. The new auditing firm will be DELOITTE TOUCHE TOHMATSU Auditores Independentes.

Porto Alegre, March 21, 2007

MANAGEMENT